

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2024

Raymond Peng Lei
Acting Co-Chief Executive Officer
HUYA Inc.
Building A3, E-Park
280 Hanxi Road
Panyu District , Guangzhou 511446
People's Republic of China

> **Re: HUYA Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38482**

Dear Raymond Peng Lei :

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology